UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the first half of the fiscal year 2025 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the first half of the fiscal year 2025 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment or other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2025 and 2024

(Unit : in billions of Korean Won)	2025 Apr.-Jun.	2024 Apr.-Jun.	Change	2025 Jan.-Jun.	2024 Jan.-Jun.	Change
Operating revenues	21,950	20,474	1,476	46,174	43,766	2,408
Operating income (loss)	2,136	1,250	886	5,889	2,550	3,339
Income (Loss) before income tax	1,665	349	1,316	4,897	1,087	3,810
Net income (loss)	1,176	114	1,062	3,538	710	2,828
Net income (loss) attributable to owners of the company	1,137	65	1,072	3,465	627	2,838

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2025 and 2024

(Unit : in billions of Korean Won)	2025 Apr.-Jun.	2024 Apr.-Jun.	Change	2025 Jan.-Jun.	2024 Jan.-Jun.	Change
Operating revenues	21,600	20,212	1,388	45,461	42,994	2,467
Operating income (loss)	957	-93	1,050	2,857	1,169	1,688
Income (Loss) before income tax	381	-641	1,022	3,593	102	3,491
Net income (loss)	261	-456	717	3,085	137	2,948

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: August 12, 2025